FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On October 25, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: October 25, 2006

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Exhibit 1

Compugen Reports Third Quarter 2006 Financial Results

TEL AVIV, ISRAEL, Oct. 25, 2006 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2006.

"Our recent announcement that three in silico predicted therapeutic candidates have shown the expected in vitro and in vivo functional activities is another demonstration of the unique predictive capability of our science based discovery engines," stated Alex Kotzer, Compugen`s President and CEO. "During the recent quarter, we continued to take advantage of this broad capability as we both utilized our existing platforms for discovery of additional product candidates, and successfully tested prototypes of new discovery engines which are now extending this capability into important new medical areas. Based on this progress, we have initiated discussions with a number of companies regarding possible development and licensing arrangements and we look forward to reporting the results of these efforts during the coming months," Mr. Kotzer concluded.

As anticipated, revenues for the third quarter and first nine months of 2006 were not significant (no revenues for the third quarter of 2006, compared to $95,000 for the third quarter of 2005, and revenues of $205,000 for the first nine months of 2006, compared to $646,000 for the same period in 2005).

The net loss for the quarter was $2.5 million (including non-cash expense of $551,000 related to stock based compensation), or $0.09 per share, compared with a net loss of $3.6 million (including a non-cash expense of $332,000 related to stock based compensation), or $0.13 per share, for the corresponding quarter of 2005. The net loss for the first nine months of 2006 was $9.2 million (including non-cash expense of $1.6 million related to stock based compensation), or $0.33 per share, compared with a net loss of $10.6 million (including non-cash expense of $313,000 related to stock based compensation), or $0.38 per share, for the same period in 2005.

Research and development expenses of $2.6 million for the most recent quarter compared to $3.0 million for the third quarter of 2005, remain the Company`s largest expense. Research and development expenses for the first nine months of 2006 were $8.3 million compared to $9.5 million for the comparable period in 2005. These amounts are before the deduction of governmental and other grants, which increased to $820,000 for the third quarter ended September 30, 2006, compared with $666,000 for the corresponding quarter in 2005, and $1.3 million for the first nine months of 2006 compared with $1.5 million for the comparable period in 2005.

As of September 30, 2006, Compugen had $28.5 million in cash, cash equivalents, short and long term deposits, and marketable securities, a decrease of $8.3 million for the nine months from December 31, 2005, consistent with our previously announced outlook of total cash usage for the full year 2006 of $11-13 million.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its third quarter results on October 25, 2006 at 10:00 am EST. To access the conference call, please dial 1-866-860-9642 from the US or +972 3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-866-276-1485 from the US or +972 3-925-5901 internationally. The replay will be available until 12 noon EST on October 27, 2006. The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006 Unaudited	2005 Unaudited	2006 Unaudited	2005 Unaudited

Revenues	-	95	205	646

Cost and Expenses
Cost of revenues	-	72	6	148
Research and development expenses	2,551	2,992	8,262	9,539
Less: governmental and other grants	(820)	(666)	(1,342)	(1,454)
Research and development expenses, net	1,731	2,326	6,920	8,085
Sales and marketing expenses	375	420	1,156	1,322
General and administrative expenses	565	1,042	1,795	2,362
Total operating expenses *	2,671	3,860	9,877	11,917

Operating loss	(2,671)	(3,765)	(9,672)	(11,271)
Financing income, net	115	160	401	472
Other income	82	52	89	168
Net loss	(2,474)	(3,553)	(9,182)	(10,631)
Basic and diluted net loss per ordinary share	(0.09)	(0.13)	(0.33)	(0.38)
Weighted average number of ordinary shares outstanding	27,967,564	27,779,670	27,936,141	27,770,852

* Includes stock based compensation

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2006 Unaudited	December 31, 2005 Audited

ASSETS
Current assets
Cash, cash equivalents, short term deposits and marketable securities	22,472	30,987
Cash held in favor of other consortium partners	-	834
Receivables and prepaid expenses	901	676
Total current assets	23,373	32,497

Long-term investments
Long term deposits and marketable securities	6,000	4,983
Investment in Evogene	812	-
Other assets	1,379	1,606
Property and equipment, net	2,313	3,020
Total assets	33,877	42,106

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities
Accounts payable and accrued expenses	1,914	3,473
Deferred revenues	75	200
Total current liabilities	1,989	3,673

Long-term liabilities
Accrued severance pay	1,417	1,659
Other long-term liabilities	179	60
Excess of losses over investment in Evogene	-	466
Total long-term liabilities	1,596	2,185

Total shareholders` equity	30,292	36,248
Total liabilities and shareholders` equity	33,877	42,106

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